RECEIVED
2009 MAY -6 A 9:54
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ALTAI RESOURCES INC.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008

12-31-08
AR/S

SIEVERT & SAWRANTSCHUK LLP
CHARTERED ACCOUNTANTS

43 Colborne Street, PH
Toronto, Ontario M5E 1E3
Tel: (416) 979-7444 Fax: (416) 979-8432
e-mail: sievertca@baxter.net
www.sievert.on.ca

AUDITORS' REPORT

To the Shareholders of Altai Resources Inc.

We have audited the consolidated balance sheet of Altai Resources Inc. as at December 31, 2008 and the consolidated statements of operations and deficit and cash flows for the year then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2008 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at December 31, 2007 and for the year then ended were audited by another firm of auditors who expressed an opinion without reservation on these statements in their report dated March 13, 2008 except as to note 16 which is as of April 2, 2008.

Sievert & Sawrantschuk LLP.

Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
March 11, 2009

ALTAI RESOURCES INC.
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31, 2008

	2008 $	2007 $
ASSETS		
Current		
Cash	5,635,283	567,093
Marketable securities (Notes 3 and 12)	114,290	193,470
Accounts receivable	9,144	4,900
Prepaid expenses	5,695	–
	5,764,412	765,463
Note receivable (Note 4)	1	546,903
Investment in subsidiaries (Note 5)	2	553,877
Interests in mining properties (Note 6)	851,715	933,959
Natural gas interests (Note 7)	23,903,965	1,705,637
Investment in technology project (Note 8)	1	1
Capital assets (Note 9)	19,727	142
Total Assets	30,539,823	4,505,982
LIABILITIES		
Current		
Accounts payable	57,918	32,315
Current portion of consulting charge payable (Note 14)	35,100	35,100
	93,018	67,415
Consulting charge payable (Note 14)	–	35,100
	93,018	102,515
Commitments and contingencies (Note 15)		
SHAREHOLDERS' EQUITY		
Share capital (Note 10)	35,768,839	9,538,244
Share purchase warrants (Note 10)	1,287,000	306,000
Contributed surplus (Note 11)	861,310	299,730
Deficit	(7,442,092)	(5,832,285)
Accumulated other comprehensive income (loss) (Note 12)	(28,252)	91,778
	30,446,805	4,403,467
Total liabilities and shareholders' equity	30,539,823	4,505,982

The accompanying notes are an integral part of the financial statements.

Approved on behalf of the board:

"Niyazi Kacira"
Director

"Maria Au"
Director

ALTAI RESOURCES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2008

	2008 $	2007 $
CONSOLIDATED OPERATIONS		
Revenue		
Investment and miscellaneous income	152,860	25,642
	152,860	25,642
Expenses		
Administrative expenses	47,267	53,852
Write down investment in subsidiaries	556,468	–
Provision for doubtful note receivable	546,902	–
Abandonment and write offs	400	–
Prospecting and general	71	183
Stock-based compensation cost	640,400	–
Amortization	1,882	569
	1,793,390	54,604
Net loss before share of net earnings of equity investment	(1,640,530)	(28,962)
Share of net loss of equity investment	–	(7,712)
Net loss before income taxes	(1,640,530)	(36,674)
Future income tax recoverable (Note 17)	30,723	84,766
Net income (loss)	(1,609,807)	48,092
Net income (loss) per share – basic and fully diluted (Note 13)	(0.041)	0.002
CONSOLIDATED DEFICIT		
Balance, beginning of year	(5,832,285)	(5,901,154)
Restatement of income tax impact on adoption of accounting standards	–	20,777
Balance, beginning of year, as restated	(5,832,285)	(5,880,377)
Net income (loss)	(1,609,807)	48,092
Balance, end of year	(7,442,092)	(5,832,285)

The accompanying notes are an integral part of the financial statements.

ALTAI RESOURCES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

	2008 $	2007 $
Operating activities		
Net income (loss)	(1,609,807)	48,092
Items not affecting cash		
Share of net loss of equity investment	–	7,712
Stock-based compensation cost	640,400	–
Write down investment in subsidiaries (Note 5)	556,468	–
Provision for doubtful loan receivable (Note 4)	546,902	–
Option income received in marketable securities (Note 7)	(55,000)	–
Abandonment and write offs	400	–
Amortization	1,882	569
Future income tax recoverable	(30,723)	(84,766)
Increase in accounts receivable	(4,244)	(922)
Decrease (increase) in prepaid expenses	(5,695)	1,500
Increase in accounts payable	25,603	18,412
Decrease in consulting charge payable	(35,100)	(35,100)
	31,086	(44,503)
Investing activities (Note 16)		
Interests in mining properties	72,500	12,500
Deferred exploration expenditures	(656)	(1,505)
Natural gas interests	(605,349)	(202,223)
Purchase of capital assets	(21,467)	–
Increase in loan receivable	(272,982)	–
Investment in subsidiaries	(2,595)	(35)
	(830,549)	(191,263)
Financing activities (Note 16)		
Issue of shares	5,941,380	–
Shares issue costs	(73,727)	–
	5,867,653	–
Change in cash	5,068,190	(235,766)
Cash, beginning of year	567,093	802,859
Cash, end of year	5,635,283	567,093

The accompanying notes are an integral part of the financial statements.

ALTAI RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008

1. Nature of operations

The Company has interests in mining properties which it is in the process of exploring and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of expenditures on resource properties, including deferred exploration expenditures, is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to complete the exploration and the development of the resource properties, and upon future profitable production or proceeds from the disposition thereof.

2. Summary of significant accounting policies

(a) Principles of consolidation
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries; namely Altai Investments Inc., Petro St-Pierre Inc., Altai Technologies Inc., Altai del Peru S.R. Ltda., Altai America Inc. and Compania Minera Carrera S.A.

(b) Credit risk
The Company does not believe it is subject to any significant concentration of credit risk. Cash and short-term investments are in place with major financial institutions and corporations.

(c) Interests in mining properties
Interests in mining properties and claims are stated at cost. Exploration expenditures relating to mining properties in which an interest is retained are deferred and are carried as an asset until the results of the projects are known. If a project is successful, the acquisition cost and related deferred exploration expenditures would be amortized by charges against income from future mining operations. If a project is unsuccessful or if exploration has ceased because continuation is not economically feasible, the cost of the property and the related exploration expenditures are written off.

Exploration expenditures, which are general in nature and cannot be associated with a specific group of mining claims, and general administrative expenses are written off in the year in which they are incurred.

(d) Natural gas interests
The Company follows the full cost method of accounting whereby all expenditures associated with the acquisition of gas properties and expenditures for carrying and retaining and for exploration of undeveloped properties are capitalized.

If economically profitable gas reserves are developed in a property, the capitalized costs of the property are amortized using units of production for the year, based on probable and proven gas reserves. If it is determined that capitalized acquisition, exploration and development costs are not recoverable over the estimated useful life of the property, or if the project is abandoned, the project is written down to its net realizable value. The recovery of amounts recorded as gas properties depends on the discovery of economically recoverable reserves, the Company's ability to obtain the necessary financing to complete development and future profitable production or the proceeds from disposal of such properties. Amounts recorded under gas properties do not necessarily represent the present or future value.

(e) Flow-through shares
The resource expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are renounced to investors in accordance with tax legislation. The future income tax liability must be recognized, and the shareholder's equity reduced, on the date that the Company renounces the tax credits associated with the expenditures.

(f) Impairment of long-lived assets
CICA Section 3063 "Impairment of long-lived assets" requires the Company to assess the impairment

of long-lived assets, which consists primarily of resource properties and plant and equipment, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used are measured by a comparison of the carrying value of the asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the amount of the impairment is measured by the amount by which the carrying amount of the asset exceeds its fair value.

For the Company, the adoption of CICA Section 3063 has no impact on results of operations previously and currently presented.

(g) Asset retirement obligations

CICA Section 3110 "Asset retirement obligations" requires that the fair value of a liability or an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The estimate excludes the residual value of the related assets. The associated retirement costs are capitalized as part of the carrying amount of the long lived assets and amortized over the life of the asset. The amount of liability is subject to re-measurement at each reporting period. This differs from prior practice which involved accruing for the estimated retirement obligation through annual charges to earnings over the estimated life of the property. At the present time, the Company has concluded that there are no asset retirement obligations associated with any of its properties.

(h) Capital assets

Capital assets are stated at cost less accumulated amortization. Amortization of capital assets has been provided in the accounts on the straight line basis at the following rates:

1) Computer equipment – over 3 years
2) Website development – over 3 years
3) Furniture and fixtures – over 5 years
4) Leasehold improvement – over lease term of 5 years

(i) Foreign currency translation

Balances denominated in foreign currencies are translated into Canadian dollars as follows:

i) monetary assets and liabilities at year end rates;
ii) all other assets and liabilities at historical rates; and
iii) revenue and expense transactions at the average rate of exchange prevailing during the year.

Exchange gains or losses arising on these transactions are reflected in income in the year incurred.

(j) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. The amounts recorded for amortization of capital assets, stock-based compensation, share purchase warrants and future income tax recoverable are based on estimates. Actual results could differ from those estimates.

(k) Income taxes

Income taxes are accounted for using the future income tax method. Under this method income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are likely to be realized. Future income tax assets and liabilities are measured using tax rates expected to be recovered or settled. Tax benefits have not been recorded due to uncertainty regarding their utilization.

(l) Stock-based compensation cost

CICA Section 3870 "Stock-based compensation and other stock-based payments" requires that the fair value based method be applied to awards granted to employees. The Company recognizes the stock-based compensation cost related to options granted on the basis of fair value at the date of grant in accordance with the fair value method of accounting for stock-based compensation.

(m) Accounting changes

The revised CICA Section 1506 requires that: (i) a voluntary change in accounting principles can be made if, and only if, the changes result in more reliable and relevant information, (ii) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change, and (iii) for changes in estimates, the nature and amount of the change should be disclosed. The Company has not made any voluntary change in accounting principles since the adoption of the revised standard on January 1, 2007.

(n) Financial instruments – recognition and measurement and Comprehensive income

CICA Section 3855 "Financial instruments – recognition and measurement" prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based methods are used to measure the recorded amounts. It also specifies how financial instrument gains and losses are to be presented. This standard increases harmonization with US GAAP and requires that available-for-sale financial assets be reported at fair market value. Gains and losses arising from changes in the fair market values of the available-for-sale financial assets are reported on the balance sheet as "Accumulated other comprehensive income (loss)" (CICA Section 1530). The Company classifies all of its investments in marketable securities as available-for-sale.

(o) Hedges

CICA Section 3865 is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the previous AcG–13 "Hedging relationships" and CICA Section 1650 "Foreign currency translation" by specifying how hedge accounting is applied and the disclosures required when it is applied. The Company had no hedging relationships as at January 1, 2007 and to date. There has been no impact on the Company's financial statements since adoption of this standard.

(p) Adoption of new accounting standards

a) **CICA Section 3862 "Financial instruments – disclosures"**

Effective January 1, 2008, the Company adopted this standard which relates to the disclosure of financial instruments. CICA Section 3863 "Financial instruments – presentation" must be adopted at the same time, replacing CICA Section 3861 "Financial instruments – disclosure and presentation".

b) **CICA Section 3863 "Financial instruments – presentation"**

Effective January 1, 2008, the Company adopted this standard which relates to the presentation of financial instruments. CICA Section 3862 "Financial instruments – disclosure" must be adopted at the same time, replacing CICA Section 3861 "Financial instruments – disclosure and presentation".

c) **CICA Section 1535 "Capital disclosures"**

Effective January 1, 2008, the Company adopted this standard which relates to the disclosure of capital management strategies.

The Company's objectives when managing capital are to safeguard its ability to continue as a going concern in order to pursue the development of its oil and gas and mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

In the management of capital, the Company includes the components of shareholders' equity as well as cash and cash equivalents and marketable securities.

To maintain or adjust its capital structure, the Company may attempt to issue new shares, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

The Company's investment policy is to invest its cash in highly liquid short-term interest-bearing investments, such as banker's acceptances, with initial maturity terms of 60 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

d) **CICA Section 3031 "Inventories"**

Effective January 1, 2008, the Company adopted this standard which relates to the measurement and disclosure of inventories. The adoption of this standard has no impact on the Company's financial statements.

e) **CICA Section 1400 "General standards of financial statement presentation"**

The CICA Accounting Standards Board amended Section 1400 to include requirements for management to assess and disclose an entity's ability to continue as a going concern. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. Effective January 1, 2008, the Company adopted this standard. The adoption of this amendment has no impact on the Company's financial statements.

(q) Future accounting standards and policies

a) **CICA Section 3064 "Goodwill and intangible assets"**

This standard replaces Section 3062 "Goodwill and other intangible assets" and Section 3450 "Research and development costs". It provides more specific guidance on the recognition of intangible assets and requires that research and development expenditures be evaluated against the same criteria as expenditures for intangible assets. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The standard increases harmonization of Canadian standards with international financial reporting standards and applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008.

The company will adopt the standard for its interim and annual financial statements for the fiscal year beginning January 1, 2009. The standard is not expected to have any impact on the Company's financial statements.

b) **International Financial Reporting Standards ("IFRS")**

In February 2008, the CICA Accounting Standard Board confirmed the changeover from Canadian GAAP to IFRS to be applied to publicly accountable enterprises effective for interim and annual financial statements for fiscal years beginning on or after January 1, 2011.

The Company is assessing the adoption of IFRS and the reporting impact has not been determined.

3. Marketable securities

The available-for-sale marketable securities consist of Canadian bank shares and shares of junior resource companies the Company received pursuant to option agreements. Due to the current economic downturn, their total fair market values as at December 31, 2008 of $114,290 are lower than their total costs of $146,463. The unrealized gain or loss is included in the comprehensive income or loss.

4. Note receivable

To date, Altai Philippines Mining Corporation ("Altai Philippines") has not repaid any part of the note or note interest.

In view of the uncertainty in the timing and ability of Altai Philippines in the repayment of the note, and as the Company's investment in Altai Philippines has been written down to $1 for the same reasons (Note 6), a provision for doubtful note receivable from Altai Philippines has been made for the total note receivable except $1.

5. Investment in subsidiaries

The Company has 40% equity interest in Altai Philippines Mining Corporation ("Altai Philippines") and some other contractual benefits.

The properties of Altai Philippines are Sibuyan Island lateritic nickel-cobalt property, Negros Island sulfur property and Lahuy Island gold property.

i) In November 2004, Altai Philippines entered into an option agreement with a consortium headed by Sunshine Gold Pty Ltd ("Sunshine") of Australia on Altai Philippines' nickel laterite property on Sibuyan Island ("Sibuyan property"). Under the option agreement, Sunshine, after satisfactory due diligence on the property, would have ninety days from the date of Altai Philippines obtaining approval of the Mineral Production Sharing Agreement (MPSA) application for the property to exercise the option to purchase the Sibuyan property. Sunshine was to fund the expenses for the MPSA application. As at December 31, 2008 and to date, the MPSA application has not yet been approved.

ii) In June 2008, Altai Philippines entered into an agreement to sell its Negros Island sulphur property to a private Philippine company (the "Optionee") for US$1,500,000 payable in three instalments over a maximum of 6 years (US$500,000 every two years or less) subject to certain approvals of the Philippine Government. As at December 31, 2008 and to date, no instalment payment has been made by the Optionee.

Though there are outstanding sale option agreements on two of the three properties of Altai Philippines, there is uncertainty in the timing of the MPSA and other approvals for the properties by the Philippine Government. The Company has therefore written down its investment in Altai Philippines to $1.

6. Interests in mining properties

	Balance, Beginning of year	Expenditure	Option, Grant and Write off	Balance, End of year
	$	$	$	$
Property generative				
Property	–	–	–	–
Expenditure	400	-	400	–
Malartic Township, Quebec				
Property	206,211	2,500	85,000	123,711
Expenditure	727,348	1,043	387[1]	728,004
Total				
Property	206,211	2,500	85,000	123,711
Expenditure	727,748	1,043	787	728,004
	933,959	3,543	85,787	851,715

(1) Grant from the Quebec Government

Malartic Township gold property, Quebec

The Company owns 50% working interest in the Malartic Township gold property of three mining claims totalling 120 hectares (300 acres) in Quebec. The other 50% working interest is owned by the property joint-venture partner, Globex Mining Enterprises Inc. ("Globex"), which names the project "Blackcliff gold property".

Effective September 2007, the Company and Globex (jointly the "Optionors") have optioned 100% interest in the Malartic Township gold property to C2C Gold Corporation Inc. and Animiki Mining Corporation (jointly the "Optionees"). All cash, shares and royalties to be received under the terms of the option agreement are to be shared equally by the Optionors. To December 31, 2008 and to date, C2C paid the Optionors $175,000 cash and 600,000 C2C shares. $200,000 cash and 200,000 shares are due from the Optionees upon each of the second and third anniversaries. $5,000,000 of work must be completed by the end of the fourth year of the option. The Optionors will retain a 3% (three percent) gross metal royalty on any mineral production from the property and a 10% (ten percent) net profits royalty. Upon the sixth anniversary, the Optionees must commence an annual advance royalty payment of $50,000.

In September 2008, the company and Globex bought back the 2% NSR from the NSR holder in 1 of the 3 claims and cancelled the NSR upon completion of the buy-back.

7. Natural gas interests

	Balance, Beginning of year $	Expenditure $	Option and Grant	Balance, End of Period $
a) Sorel-Trois Rivieres property, St. Lawrence Lowlands, Quebec	1,705,637	22,266,759	72,179 (1)	23,900,217
b) Sept-Iles property, Quebec North	–	3,748	–	3,748
Total	1,705,637	22,270,507	72,179	23,903,965

(1) Grant from the Quebec Government

a) **Sorel-Trois Rivieres natural gas property, Quebec**

At December 31, 2008, the Company had 100% interest in seven oil and gas and reservoir permits in the Sorel area, St. Lawrence Lowlands region of Quebec, covering 114, 252 hectares (282,317 acres).

At the beginning of 2008 the Company owned a 59.4% working interest in the property, and the remaining interest (40.6%) was owned by Petro St-Pierre Inc. ("PSP"), the property joint-venture partner.

In October 2008, the Company completed its acquisition of 100% of PSP. For the purchase of all issued and outstanding shares of PSP, the Company issued 8,199,998 common shares at a deemed value of $2.60 per share and paid $327,018 cash to the PSP's former shareholders, and made a loan of $272,982 to PSP for it to discharge all its debts outstanding prior to the transaction closing date. The purchase price of PSP has been allocated to the expenditure of the property.

After the acquisition of PSP, the Company owns 100% interest in the property.

Before the acquisition of PSP, Altai had 8.03% gross royalty (out of 15% of gross royalty) on all net receipts from the permit (#2002PG625) of 13,290 hectares (32,840 acres) that Talisman Energy Canada has 100% working interest. After the acquisition of PSP, the Company owns the entire 15% gross royalty.

Mengold Resources Inc. holds a 10% net profit interest participation in the Company's future share of net profits of the permit existing at October 27, 1990 after payback from that permit. Mengold's participation is limited to the recovery of its investment carrying value of $259,010.

b) **Sept-Iles gas property, Sept-Iles, Quebec North**

(1) In June 2008, Altai acquired a gas permit of 24,042 hectares (59,408 acres) ("Property") in the Sept-Iles area, Quebec North Region, which is about 750 km north east of the Sorel-Trois Rivieres oil and gas property.

(2) In November 2008, Altai signed a Farmin Option Agreement with RJK Explorations Ltd. ("RJK") for RJK to earn 100% interest in the Property from Altai. RJK had issued 500,000 RJK shares to Altai at end of August 2008 pursuant to the July 2008 signed Letter of Intent re the Farmin. Altai recognised the deemed value of the said RJK shares ($55,000) as miscellaneous income. RJK has to complete a drilling program of a minimum of 1,200 meters in the Property by January 23, 2009, which date has been extended to end of May 2009. RJK will issue a further 500,000 shares to Altai if RJK wishes to earn 100% interest in the Property after drilling. Altai will retain a 15% gross royalty if and when RJK earns 100% interest in the Property.

8. Investment in technology project

The Company, through its wholly-owned subsidiary, Altai Technologies Inc. ("Altai Technologies"), has one high technology project, the Mapcheck Inc. project which has been written down to a nominal value of $1.

The Company has a loan agreement with Altai Technologies that the total amount of all expenses, including any investment payments for the projects of Altai Technologies, which have been and will be paid by the Company on behalf of Altai Technologies in excess of $400,000 will be treated as a non-interest bearing loan and will be repayable to the Company immediately upon the earlier of the completion of any financing of Altai Technologies or the day before Altai Technologies becomes a publicly traded company. The Company has taken a provision against the collectibility of the loan.

9. Capital assets

			2008	2007
	Cost	Accumulated amortization	Net	Net
	$	$	$	$
Computer equipment	3,271	2,011	1,260	142
Website development	6,750	187	6,563	–
Furniture and fixtures	1,350	68	1,282	–
Leasehold improvement	11,802	1,180	10,622	–
	23,173	3,446	19,727	142

10. Share capital, share purchase warrants and options

a) Share Capital

Authorized
An unlimited number of common shares of no par value.

Shares Issued

	No. of shares	Amount $
Balance at December 31, 2006	**28,856,554**	**9,623,560**
Tax benefits renounced – flow-through shares		(85,316)
Balance at December 31, 2007	**28,856,554**	**9,538,244**
Issued for cash in 2008		
– Private placements common shares (1)	10,200,000	5,180,000
– exercise of warrants (b)	1,800,000	630,000
– exercise of stock options	357,000	131,380
Issued for acquisition of a private company (2)	8,199,998	21,319,995
Fair value of warrants exercised in 2008		306,000
Share purchase warrants valuation (b)		(1,287,000)
Share issue costs – cash		(73,727)
Fair value of options exercised in 2008		78,820
Tax benefits renounced – flow-through shares		(54,873)
Balance at December 31, 2008	**49,413,552**	**35,768,839**

(1) Between April and May 2008, the Company closed the following three private placements for cash:

a) On April 11, 2008 a non-brokered private placement of 1,200,000 share units at $0.40 per unit made by two investors was closed for gross proceeds of $480,000. Each unit is comprised of one common share and one half share purchase warrant. Each whole warrant entitles the holder to purchase one common share at the price of $0.60 per share expiring April 10, 2010;

b) On April 11, 2008 a non-brokered private placement of 7,000,000 share units at $0.40 per unit made by two institutional investors was also closed for gross proceeds of $2,800,000. Each unit is comprised of one common share and one half share purchase warrant. Each whole warrant entitles the holder to purchase one common share at the price of $0.65 per share expiring April 10, 2010; and

c) On May 5, 2008 a non-brokered private placement of 2,000,000 share units at $0.95 per unit was closed for gross proceeds of $1,900,000. Each unit consists of one common share and one half share purchase warrant. Each whole warrant entitles the holder to purchase one common share at the price of $1.25 per share expiring May 4, 2009 (refer to Note 16). The Company paid cash finder's fee of $43,700 for this private placement.

(2) On October 8, 2008, the Company issued 8,199,998 common shares at a deemed value of $2.60 per share to Petro St-Pierre Inc. ("PSP") shareholders as part of the consideration for the Company's purchase of all issued and outstanding shares of PSP.

(3) At December 31, 2008, there were 219,667 escrowed common shares outstanding.

b) Share purchase warrants

	Expiry Date	Number of share purchase warrants	Black–Scholes Value $	Exercise price $
Balance at December 31, 2007	**April 29, 2008**	**1,800,000**	**306,000**	**0.35**
Share purchase warrants exercised in 2008	April 29, 2008	(1,800,000)	(306,000)	0.35
Share purchase warrants issued for common share units private placement (1)	April 10, 2010	600,000	162,000	0.60
Share purchase warrants issued for common share units private placement (2)	April 10, 2010	3,500,000	875,000	0.65
Share purchase warrants issued for common share units private placement (3)	May 4, 2009 (Note 18)	1,000,000	250,000	1.25
Balance at December 31, 2008		**5,100,000**	**1,287,000**	

(1) The share purchase warrants are valued using the Black-Scholes warrant/option pricing model with the following assumptions: Expected life of 2 years, a risk-free interest rate of 2.43%, a volatility of 69% and a dividend yield of 0%. The fair value of $162,000 has been recognized in the Company accounts.

(2) The share purchase warrants are valued using the Black-Scholes warrant/option pricing model with the following assumptions: Expected life of 2 years, a risk-free interest rate of 2.43%, a volatility of 69% and a dividend yield of 0%. The fair value of $875,000 has been recognized in the Company accounts.

(3) The share purchase warrants are valued using the Black-Scholes warrant/option pricing model with the following assumptions: Expected life of 1 year, a risk-free interest rate of 2.43%, a volatility of 69% and a dividend yield of 0%. The fair value of $250,000 has been recognized in the Company accounts.

c) Options

(1) The 2002 Stock Option Plan which authorizes the Board to grant up to 2,293,000 option shares to directors, officers and employees of the Company or of its subsidiaries is in effect. The options are generally exercisable for up to five years from the date of grant.

The prices of all stock options granted are greater than or equal to the closing fair market value of each common share on the days prior to the options being granted.

At December 31, 2008, there were 753,000 option shares available for future grants.

The following table summarizes share option activities since December 31, 2006:

	Options outstanding	
	Number of shares	Weighted average exercise price
Balance at December 31, 2006	**870,000**	**0.120**
Cancelled	(463,000)	0.100
Balance at December 31, 2007	**407,000**	**0.144**
Cancelled	(50,000)	1.204
Exercised	(357,000)	0.368
Granted	820,000	1.343
Balance at December 31, 2008	**820,000**	**1.181**

The following table summarizes outstanding share options at December 31, 2008:

Number of share options outstanding			Expiry date	Weighted average exercise price
Exercisable	**Unexercisable**	**Total**		**$**
100,000	–	100,000	August 17, 2010	0.150
300,000	–	300,000	April 2, 2013	0.700
100,000	–	100,000	April 14, 2013	1.480
200,000	–	200,000	June 23, 2013	2.420
120,000	–	120,000	September 4, 2013	0.930
820,000	–	820,000		1.181

(2) **Accounting for stock-based compensation cost**

In 2008, the Company recognized $640,400 stock-based compensation costs comprising of the following:

(i) $120,000 related to 300,000 vested option shares granted to an officer and two directors with a fair value of $0.40 estimated using the Black Scholes option pricing model and the following assumptions: Expected life of 5 years, a risk-free interest rate of 2.88%, a volatility of 69% and a dividend yield of 0%;

(ii) $170,000 related to 200,000 vested option shares granted to two directors with a fair value of $0.85 estimated using the Black Scholes pricing model and the following assumptions: Expected life of 5 years, a risk-free interest rate of 2.88%, a volatility of 69% and a dividend yield of 0%; and

(iii) $288,000 related to 200,000 vested option shares granted to two directors with a fair value of $1.44 estimated using the Black Scholes option pricing model and the following assumptions: Expected life of 5 years, a risk-free interest rate of 3.08%, a volatility of 69% and a dividend yield of 0%.

(iv) $62,400 related to 120,000 vested option shares granted to a new director (100,000 shares) and a staff (20,000 shares) with a fair value of $0.52 estimated using the Black Scholes option pricing model and the following assumptions: Expected life of 5 years, a risk-free interest rate of 3.08%, a volatility of 69% and a dividend yield of 0%.

11. Contributed surplus

	2008 $	2007 $
Balance, beginning of year	**299,730**	**139,730**
Stock-based compensation cost	640,400	–
Stock-based compensation value of options exercised	(78,820)	–
Fair value of expired share purchase warrants	–	160,000
Balance, end of year	**861,310**	**299,730**

12. Accumulated other comprehensive income

	2008 $	2007 $
Balance, beginning of year	**91,778**	–
Restatement of increase in unrealized gain on available-for-sale marketable securities, net of taxes of $20,777	–	94,269
Balance, beginning of year – as restated	91,778	94,269
Other comprehensive loss during the year – unrealized loss on available-for-sale marketable securities, net of taxes recovered of $24,150	(120,030)	(2,491)
Balance, end of year	**(28,252)**	**91,778**

13. Earnings (loss) per share

Basic net earnings (loss) per share is calculated by dividing the net earnings (loss) by the weighted average number of shares outstanding during the period. Diluted net earnings (loss) per share is calculated by dividing the net earnings (loss) by the sum of the weighted average number of shares outstanding and all additional shares that would have been outstanding if potentially dilutive securities had been issued during the period.

The following table sets forth the computation of basic and diluted loss per share:

	2008 $	2007 $
Numerator		
Net income (loss) for the year – basic and diluted	(1,609,807)	48,092
Denominator		
Weighted average number of shares – basic	39,602,138	28,856,554
Effect of dilutive shares		
Stock options	538,142	407,000
Warrants	3,627,049	1,800,000
Weighted average number of shares – diluted	43,767,329	31,063,554
Basic and diluted net income (loss) per share (1)	(0.041)	0.002

(1) Due to the loss in the year, the diluted weighted average number of shares used to calculate the diluted net loss per share is the same as the basic weighted average number of shares as the inclusion of outstanding share options and warrants would be anti-dilutive.

14. Related party transactions

a) Consulting services were provided by two officers. Fees for such services amounted to $48,000 (2007 – $45,000). These fees have been allocated to administrative expenses ($1,400) and resource properties ($46,600).

b) The fourth instalment ($35,100) of the $175,500 consulting charge payable in equal instalments over 5 years to an officer of the Company per agreement signed in 2004, had been paid in the first quarter of 2008.

15. Office rental lease

The Company has a 5 year office lease starting from July 1, 2008. The basic rent per month is $1,218 and the additional rent for 2008 is approximately $1,629 per month. The lease includes a 12 months Rent Free Period spread over the first three years of the lease.

16. Additional information to the cash flow statement

Non-cash investing and financing activities

	2008 $	2007 $
Acquisition of private company through issuance of share capital	21,319,995	–
Shares received pursuant to an option agreement	10,000	65,000

17. Income taxes

Future income taxes reflect the net effects on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for tax purposes.

There is 1 future income tax liability and 2 future income tax assets as follows:

	2008 $	2007 $
Future income tax liability		
Renounced expenditures on flow-through shares	54,873	85,316
Future income tax assets		
Non-capital losses carried forward	132,995	167,597
Canadian development, exploration and oil and gas expenditures	522,600	389,012
	655,595	556,609
Valuation allowance for future income tax assets	600,722	471,293
Future income tax assets	54,873	85,316
Net future income tax liability and assets	–	–

The Company provided a valuation allowance equal to the future tax assets (except for the amount of the non-capital losses equal to offset the future income tax liability in accordance with CICA Handbook EIC-146) because it is not presently more likely than not that they will be realized. The Company's actual income (loss) for income tax purposes for each of the years ended is made up as follows:

	2008 $	2007 $
Statutory rate	33.50%	36.12%
Net loss before income taxes	(1,640,530)	(36,674)
Add: Option payment – Malartic Township gold property	85,000	77,500
Equity loss – Altai Philippines Mining Corporation	–	7,712
Write down investment in subsidiaries	556,468	–
Provision for doubtful note receivable	546,902	–
Abandonment and write offs	400	–

Stock-based compensation cost	640,400	–
Amortization	1,882	569
Income for tax purposes	190,522	49,107
Application of loss carry forward	(190,522)	(49,107)
Taxable income (loss)	–	–

The Company had applied the $190,522 income for tax purposes of year 2008 to eliminate the income tax losses of years 2002 and 2003 and to reduce that of year 2004. The Company has non-capital loss carry forwards of approximately $273,000 (2007 – $464,000) and tax pools of approximately $1,600,000 (2007 – $1,420,000) available to reduce future years' income for tax purposes.

Income tax losses by year of expiry:

	$
2014	211,000
2015	15,000
2026	47,000
	273,000

18. Subsequent events

a) In March 2009, the Company extended the warrant expiry date of 1,000,000 common share purchase warrants by one year from May 4, 2009 to May 4, 2010 with all other terms and conditions of the warrants remaining in full force. The share purchase warrants' value, using the Black-Scholes warrant option pricing model with the same assumptions as stated in Note 10 b)(3), will increase by $120,000 which will be recognized in 2009.

b) (1) At end of February 2009, a stock option of 100,000 shares at $0.15 per share was exercised for proceeds of $15,000.

(2) In March 2009, a stock option of 100,000 vested option shares at $0.225 per share was granted to an officer. It has a fair value of $0.20 per share estimated using the Black Scholes pricing model and the following assumptions: Expected life of 5 years, a risk-free interest rate of 1.08%, a volatility of 184.21% and a dividend yield of 0%.

ALTAI RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)

FOR THE YEAR ENDED DECEMBER 31, 2008 **Dated April 21, 2009**

The selected consolidated financial information set out below and certain comments which follow are based on and derived from the audited consolidated financial statements of Altai Resources Inc. (the "Company" or "Altai") for the year ended December 31, 2008 and should be read in conjunction with them.

Additional information relating to the Company is available on SEDAR at www.sedar.com and on Altai's website at www.altairesources.com.

FORWARD LOOKING STATEMENTS

This discussion includes forward-looking statements and assumptions respecting the Company's strategies, future operations, commodity prices and discusses certain issues, risks and uncertainties that can be expected to impact on any of such matters.

By their nature, forward-looking statements are subject to numerous risks and uncertainties that can significantly affect future results. Actual future results may differ materially from those assumed or described in such forward-looking statements as a result of the impact of issues, risks and uncertainties whether described herein or not, which the Company may not be able to control. The reader is therefore cautioned not to place undue reliance on such forward-looking statements.

The Company disclaims any intention or obligation to update or revise these forward-looking statements, as a result of new information, future events or otherwise.

OVERVIEW

The Company is a junior natural resource exploration company with its properties in Canada and the Philippines and at the present time does not have a producing natural resource property.

1) Altai's properties in Canada, all in the Quebec Province as following, were maintained in good standing as at December 31, 2008 and to date:–

a) the 50% owned Malartic gold property (named "Blackcliff gold property" by property joint-venture partner) of 3 claims of 120 hectares (300 acres), in Val d'Or area of Quebec.
b) the **100% owned Sorel-Trois Rivieres natural gas property, St. Lawrence Lowlands,** of 7 oil and gas and reservoir permits **of 114,252 hectares (282,317 acres)** (excluding the permit of 13,290 Ha (32,840 acres) in which Talisman Energy Canada has 100% working interest and Altai had 15% gross royalty), and
c) the 100% owned Sept-Iles gas property, Sept-Iles, of 24,042 hectares (59,408 acres).

2) Malartic gold property, Quebec

a) Effective September 2007, the Company and Globex Mining Enterprises Inc. ("Globex") (jointly the "Optionors") have optioned 100% interest in the Malartic gold property to C2C Gold Corporation Inc. ("C2C") and Animiki Mining Corporation (jointly the "Optionees"). All cash, shares and royalties to be received under the terms of the option agreement are to be shared equally by the Optionors. To date C2C has paid the Optionors $175,000 cash and 600,000 C2C shares. $200,000 cash and 200,000 shares are due from the Optionees upon each of the second and third anniversaries. $5,000,000 of work must be completed by the end of the fourth year of the option. The Company and Globex will retain a 3% (three percent) gross metal royalty on any mineral production from the property and a 10% (ten percent) net profits royalty. Upon the sixth anniversary, the Optionees must commence an annual advance royalty payment of $50,000.

In 2008, the Optionees drilled 4,055 meters at the near surface extension of the No. 2 gold vein zone of the property (where a historical non NI 43-101 compliant resource of 222,433 tonnes grading 7.06 g/t Au was reported in 1988) and reported that numerous shallow mineralized intersections of significant grade and/or thickness were encountered.

b) In September 2008, the Company and Globex bought back the 2% NSR from the NSR holder in 1 of the 3 claims and cancelled the NSR upon completion of the buy-back.

3) Sorel-Trois Rivieres natural gas property, St. Lawrence Lowlands, Quebec

At the beginning of 2008, Altai owned a 59.4% working interest in the property and the remaining interest (40.6%) was owned by Petro St-Pierre Inc. ("PSP"), the property joint-venture partner. Altai also owned 8.03% gross royalty (out of 15% gross royalty, with PSP owned the balance 6.97%) in the Talisman permit.

In June 2008, Altai and PSP agreed for Altai to acquire 100% of the outstanding 2,225,060 PSP shares by issuing 8.2 million Altai common shares and paying cash of approximately $327,000 to the then PSP shareholders and assuming PSP's debt of approximately $273,000.

Upon the completion of this transaction on October 8, 2008, Altai Resources Inc. holds 100% interest in the largest uncommitted (not farmed-out) contiguous land block of 282,317 acres (among the junior public companies) in the heart of the St. Lawrence Lowlands Utica Shale Gas Fairway. Including the 15% gross royalty in the Talisman Permit, the Company holds varying interests in a land package consisting of **315,000 acres located about 2 km west of the Forest Oil Corporation discovery wells in the St. Lawrence Lowlands.**

a) Effective October 8, 2008, with the completion of the acquisition of Petro St-Pierre Inc.("PSP" and Altai's minority joint venture partner in the Property before the acquisition by Altai), Altai owns 100% of the Sorel-Trois Rivieres natural gas property ("Property") of 7 oil and gas and reservoir permits of 114,252 hectares (282,317 acres), and 15% gross royalty in the permit of 13,290 Ha (32,840 acres) in which Talisman Energy Canada ("Talisman") has

100% working interest ("Talisman Permit") and which is contiguous to the Altai permits.

(i) In the first quarter of 2008 Altai carried out a seismic reflection survey of five lines aggregating to 12.5 kilometers in the Property orientated to deep gas targets. The survey was carried out along roads. Some of the lines were difficult to interpret due to different reasons. Based on the Consultant's report:
(1) The collapse zone (sag) at the top of Trenton Formation is reconfirmed.
(2) From bottom to stratigraphically higher horizons Potsdam, Beekmantown Group, Chazy, Black River, Trenton, Utica and Lorraine Formations can be mapped by seismic reflection.
(3) The survey shows fracturing and lateral facies changes in the Utica and Lorraine Shales and in the Trenton Formation.

These results suggest that exploration targets can be mapped (hence their depths can be determined) by seismic surveys to aid in budgeting the drilling programs.

(ii) In April 2008 Forest Oil announced a gas discovery in Utica Shales (Ordovician age) two kilometers east of the Altai Permits. The discovery generated significant market and industry interest in the gas potential of St. Lawrence Lowlands. The initial enthusiasm diminished somewhat due to decrease of natural gas prices.

St. Lawrence Lowlands is an emerging major gas play aggregating to approximately 1.5 million acres. In the last three years fourteen wells were drilled in the play all with gas discoveries. Utica shales (about 150 meters or thicker) and overlying Lorraine shales-siltstones (500 to 2,000 meters) contain gas and both formations are amenable to fracture stimulation for enhanced gas flow. Approximately 240,000 acres of Altai lands are in Tier 2 area (west of Yamaska Fault) where the depth to Utica are less than 1,000 meters. The remainders are in Tier 1 area where Utica is at a depth of 1,250 to 2,500 meters. Forest Oil which controls the lands adjacent to Altai lands to the east, north and south estimates (in 2008) that recoverable gas potential of the Utica Formation in its land is 93 billion cubic feet (Bcf) per section (640 acres). Talisman (in 2008) puts the recoverable gas potential of Utica at 25 to 160 Bcf per section and that of Lorraine at 50 to 190 Bcf per section.

Gas in St. Lawrence Lowlands enjoys US$ 1 Mcf (Thousand cubic feet) price advantage for producers compared to Western Canadian gas due to its proximity to consuming markets in Quebec and Eastern United States. To date there is no producing module in the Lowlands, hence precise economics of this emerging gas play are not known.

(iii) The main carbonate gas target in Altai's Property is the Trenton-Black River which is expected to underlie the entire property. One major deep exploration target (at depth of about 800 meters) has been delineated. The target is a NE trending fault zone 34 kilometers long averaging one kilometer in width, all on land. The zone appears as a depression (a graben) at the top of Trenton formation of Ordovician age at a depth of about 750 meters. The depression is interpreted by Paul Laroche, Consultant Geologist-Geophysicist, to have been caused by hydrothermal dolomitization of fractured limestones (hydrothermal dolomite reservoir facies). Targets in similar geological setting along former shoreline of Cambro-Ordovician craton have produced large quantities of gas and oil in Ohio, Michigan, New York State, West Virginia and elsewhere in the Appalachians. Such targets are long and narrow. In 2006 Talisman Energy Canada drilled one well in one Altai permit aimed at the collapse zone at the top of Trenton-Black River. No gas was found at the target but "good gas shows" were present in the stratigraphically higher Utica Shales. In addition to the Trenton formation, the stratigraphically lower Chazy, Beekmantown and Potsdam formations have gas showings elsewhere in the Appalachians. Altai's deep gas target zone may extend for another 20 kilometers to the SW, all in Altai's permits.

In their report dated May 2, 2008 Fraser Mackenzie analysts estimated the recoverable resource potential of Altai gas permits (excluding gross royalty in Talisman permit) at 953 Bcf.

Altai's land package is adjacent and central to the properties of Gastem Inc., Questerre Energy Corporation and Junex Inc most of which are optioned either to Forest Oil or Talisman Energy.

(iv) Development of a gas storage site or sale of storage rights is also an important aim of the Sorel-Trois Rivieres property for Altai.

4) Sept-Iles Gas Property, Sept-Iles, Quebec North

(1) In June 2008, Altai acquired a gas permit of 24,042 hectares (59,408 acres) ("Permit") at Sept-Iles, Quebec North which is approximately 750 km north-east of the Company's Sorel-Trois Rivieres gas property.

The Permit covers a gas well drilled in 1970 that encountered gas in recent sediments at a depth of 270 feet (90 meters) and was plugged and abandoned. As the underlying rocks are part of the Canadian Shield, the gas is probably seepage gas from Paleozoic Sediments under the St. Lawrence estuary.

(2) In November 2008, Altai signed a Farmin Option Agreement with RJK Explorations Ltd. ("RJK") for RJK to earn 100% interest in the Property from Altai. RJK had issued 500,000 RJK shares to Altai at end of August 2008 pursuant to the July 2008 signed Letter of Intent re the farmin of the Permit. RJK has to complete a drilling program of a minimum of 1,200 meters in the Property by January 23, 2009, which date has been extended to end of May 2009. RJK will issue a further 500,000 shares to Altai if RJK wishes to earn 100% interest in the Property after drilling. Altai will retain a 15% gross royalty if and when RJK earns 100% interest in the Property.

5) Altai Philippines Mining Corporation ("Altai Philippines")

The Company has a 40% equity interest in Altai Philippines Mining Corporation ("Altai Philippines") and has a direct 10% Net Smelter Return (NSR) royalty interest in all properties in which Altai Philippines has an interest. Alternatively, the Company may elect to give up its 10% NSR interest in return for building and owning 80% of the ore processing facilities; in such event, the Company will buy the ore from Altai Philippines by paying a royalty equal to 10% of the direct mining costs of the ore delivered to the processing facilities. Altai Philippines will subsequently have 20% ownership of the processing plant.

In the event that properties are joint-ventured, leased or sold to a third party interest(s), 60% of residual proceeds will accrue to the Company until it recovers its expenditures and outlays and 40% to Altai Philippines. After recovery of the Company's expenditures, proceeds will be shared equally.

The properties of Altai Philippines are Sibuyan Island lateritic nickel-cobalt property, Negros Island sulfur property and Lahuy Island gold property.

i) In November 2004, Altai Philippines entered into an option agreement with a consortium headed by Sunshine Gold Pty Ltd ("Sunshine") of Australia on Altai Philippines' nickel laterite property on Sibuyan Island ("Sibuyan property"). Under the option agreement, Sunshine would have ninety days from the date of Altai Philippines obtaining approval of the Mineral Production Sharing Agreement (MPSA) application for the property to exercise the option to purchase the Sibuyan property for C$1.3 million. Sunshine was to fund the expenses for the MPSA application. As at December 31, 2008 and to date, the MPSA application has not yet been approved.

ii) In June 2008, Altai Philippines entered into an agreement to sell its Negros Island sulphur property to a private Philippine company (the "Optionee") for US$1,500,000 payable in three instalments over a maximum of 6 years (US$500,000 every two years or less) subject to certain approvals of the Philippine Government. As at December 31, 2008 and to date, no instalment payment has been made by the Optionee.

Though there are outstanding sale option agreements on two of the three properties of Altai Philippines, there is uncertainty in the timing of the MPSA and other approvals for the properties by the Philippine Government. The Company has therefore written down each of its investment in and its note receivable from Altai Philippines to $1.

ADOPTION OF NEW ACCOUNTING POLICIES

a) CICA Section 3862 "Financial Instruments – disclosures"

Effective January 1, 2008, the Company adopted this standard which relates to the disclosure of financial instruments. CICA Section 3863 "Financial instruments – presentation" must be adopted at the same time, replacing CICA Section 3861 "Financial instruments – disclosure and presentation".

b) CICA Section 3863 "Financial Instruments – presentation"

Effective January 1, 2008, the Company adopted this standard which relates to the presentation of financial instruments. CICA Section 3862 "Financial instruments – disclosure" must be adopted at the same time, replacing CICA Section 3861 "Financial instruments – disclosure and presentation".

c) CICA Section 1535 "Capital disclosures"

Effective January 1, 2008, the Company adopted this standard which relates to the disclosure of capital management strategies.

The Company's objectives when managing capital are to safeguard its ability to continue as a going concern in order to pursue the development of its oil and gas and mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

In the management of capital, the Company includes the components of shareholders' equity as well as cash and cash equivalents and marketable securities.

To maintain or adjust its capital structure, the Company may attempt to issue new shares, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

The Company's investment policy is to invest its cash in highly liquid short-term interest-bearing investments, such as banker's acceptances, with initial maturity terms of 60 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

d) CICA Section 3031 "Inventories"

Effective January 1, 2008, the Company adopted this standard which relates to the measurement and disclosure of inventories. The adoption of this standard has no impact on the Company's financial statements.

e) CICA Section 1400 "General standards of financial statement presentation"

The CICA Accounting Standards Board amended Section 1400 to include requirements for management to assess and disclose an entity's ability to continue as a going concern. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. Effective January 1, 2008, the Company adopted this standard. The adoption of this amendment has no impact on the Company's financial statements.

OUTLOOK FOR 2009 AND BEYOND

The balance of the proceeds from the flow-through share units private placement made in late 2006 has provided funds for the Company to carry out targeted exploration work on its oil and gas and reservoir permits for the January-February 2008 work program, whereas the proceeds from the common share units private placement made at the same time, together with the cash payments received in 2008 from the option of the Malartic gold property, increased the general working capital of the Company.

In April and May 2008, the Company raised a total of $5.853 million consisting of $5.18M from three private placements (including $2M made by Sprott Asset Management Inc. and $0.8M by MMCAP International Inc SPC), $630,000 from exercise of share purchase warrants, and $131,380 from exercise of stock options. These funds significantly boost the Company's general working capital and enabled Altai to pay for the cash portions totalling $600,000 (cash to former PSP shareholders and payment of PSP's debts) of the consideration in acquiring Petro St-Pierre Inc. for its minority interest in the Sorel-Trois Rivieres gas property.

Impact of the current global financial crisis and volatile and uncertain times on the Company are as following:

1. Due to general market conditions, the share price of the Company has decreased dramatically. Therefore any financing to be done for work for projects, if any at all, in the near future will have a bigger dilution factor on the share capital of the Company. Financings are much more difficult to come by (to all companies) and the Company will be more reluctant to do financings at lower share prices. Financing for any exploration or development of projects may be temporarily affected and take longer time to complete.
2. As major oil and gas companies are equally affected by the economic downturn, they become more reluctant to commit and take on new projects or joint ventures at present.
3. The combination of the above two factors will temporarily slowdown the Company's process in the development of the Sorel-Trois Rivieres gas property in the St. Lawrence Lowlands, Quebec. However we believe that in the long run, if and when oil and gas are proven in Quebec and in Altai's Property, our Property will be in a much more favourable position compared to projects in much more remote parts of North America due to its proximity to the TransCanada Pipelines and the user markets.

4. It affects the cash investment strategy of the Company. Preservation of the capital takes top priority. The Company invests only in Grade AAA and above short term papers despite the lower yields compared to those offered by the more risky papers. The interest income generated in the fourth quarter of the year has decreased significantly due to the decreasing interest rates. The year 2009 will not be any better as the interest rates will remain low.
The Company owns major bank shares and common shares issued by its property optionees. The value of all these marketable securities has decreased dramatically at present. But such investment makes up only a small portion of the investment of the Company.
As such, the Company's investment is liquid and reasonably safe.
5. Since Altai does not have any long term debt nor committed capital expenditures, has relatively low administration expenses and liquid investment, the Company will have no liquidity issues in the next few years.
6. In view of the current economic recession, the Company has extended in March 2009, the warrant term by one year to May 4, 2010 for the 1,000,000 common share purchase warrants issued pursuant to the private placement of 2,000,000 common share units at $0.95 per unit closed on May 5, 2008 with warrant exercise price of $1.25 per common share and original one year warrant expiry date of May 4, 2009. All other terms and conditions of the warrants remain the same. A director of the Company and a company controlled by him each holds 100,000 of those warrants.

Over the next twelve months, the Company's efforts will remain focused on exploring and developing the Sorel-Trois Rivieres natural gas property In the St. Lawrence Lowlands, which has been significantly enhanced by Forest Oil's discovery referred to in their press release of April 1, 2008 and that of Talisman Energy Canada. Altai will try to joint venture the property with companies which have the appropriate expertise and means to bring the vast acreage to full development.

OVERALL PERFORMANCE AND RESULTS OF OPERATIONS FOR 2008

a) For the year of 2008, the Company had a net loss of $1.61 million. The big loss was mainly due to the non-cash items of $1.1 million write down of its investment in Altai Philippines Mining Corporation and the note receivable from Altai Philippines and the stock-based compensation cost of $640,000. The administration expenses were low at $47,000 for the year which was covered by the investment income of $98,000.

b) In the first quarter of 2008, the major sources of funding for the Company's exploration work in the Sorel-Trois Rivieres natural gas property, and the fourth installment payment of a long term consulting charge payable mainly came from the proceeds of the 2006 flow-through share units and the common share units private placements.

The $5.9 million proceeds from the 3 private placements and exercise of share purchase warrants and stock options done in the second quarter of 2008 boost significantly the general working capital of the Company and funds for exploration of Altai's properties, and helped in the Company's payment of the cash portions of the consideration for the acquisition of PSP.

c) The marketable securities held by Altai comprising mostly of Canadian major bank shares denominated in Canadian currency, are liquid but have decreased steadily in value in the year of 2008.The 300,000 common shares of C2C Gold Exploration Inc. received per Malartic gold property agreement and the 500,000 RJK Explorations Ltd. shares received per Sept-Iles gas property option have also decreased in their market values as at December 31, 2008. All shares have been adjusted to their fair market values as at December 31, 2008.

SELECTED ANNUAL INFORMATION

	December 31, 2008 $	December 31, 2007 $	December 31, 2006 $
Total revenue	152,860	25,642	7,177
Net income (loss)	(1,609,807)	48,092	(48,583)
Income (loss) per share (Basic and Diluted)	(0.041)	0.002	(0.002)*
Total assets	30,539,823	4,505,982	4,447,339
Long term debt	Nil	35,100	70,200
Dividend paid	Nil	Nil	Nil
Weighted average number of shares outstanding			
Basic	39,602,138	28,856,554	26,115,524
Diluted (including share options and warrants)	43,767,329	31,063,554	27,506,324

SUMMARY OF QUARTERLY RESULTS

	Three Months Ended			
2008	December 31 $	September 30 $	June 30 $	March 31 $
Revenue	87,078	36,512	24,711	4,559
Net loss	(526,611)	(97,005)	(974,887)	(11,304)
Net loss per share (Basic and Diluted*)	(0.013)*	(0.002)*	(0.026)*	(0.000)*

Weighted average number of shares				
Basic	39,602,138	37,697,767	37,697,767	28,856,554
Diluted (including share options and warrants)	43,767,329	41,862,958	41,852,794	31,053,554

	Three Months Ended			
2007	December 31 $	September 30 $	June 30 $	March 31 $
Revenue	7,686	6,908	6,532	4,516
Net income (loss)	76,114	(5,004)	(14,492)	(8,526)
Net Income (loss) per share (Basic and Diluted*)	0.003	(0.000)	(0.001)*	0.000
Weighted average number of shares				
Basic	28,565,554	28,856,554	28,856,554	28,856,554
Diluted (including share options and warrants)	31,063,554	32,329,554	32,792,554	32,792,554

* Due to the loss in the second quarter of 2007 and in all quarters of 2008, the diluted weighted average number of shares used to calculate the diluted net loss per share in the respective periods is the same as the basic weighted average number of shares as the inclusion of outstanding share options and warrants would be anti-dilutive.

LIQUIDITY AND CAPITAL RESOURCES

The Company has a 5 year office lease starting from July 1, 2008. The basic rent per month is $1,218 and the additional rent for 2008 was approximately $1,629 per month. The lease includes a 12 months Rent Free Period spread over the first three years of the lease.

RELATED PARTY TRANSACTIONS

a) Consulting services were provided by two officers. Fees for such services amounted to $48,000 (2007 – $45,000). These fees have been allocated to administrative expenses ($1,400) and resource properties ($46,600).

b) The fourth instalment ($35,100) of the $175,500 consulting charge payable in equal instalments over 5 years to an officer of the Company per agreement signed in 2004, had been paid in the first quarter of 2008.

PRESENTATION OF ANNUAL FINANCIAL STATEMENTS AND MD&A

Management, including the President and the Secretary-Treasurer, have reviewed the annual financial statements and annual MD&A (the "annual filings") for the financial year ended December 31, 2008.

Based on the knowledge of the President and the Secretary-Treasurer, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

Based on the knowledge of the President and the Secretary-Treasurer, having exercised reasonable diligence, the annual financial statements together with other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Company for the periods presented in the annual filings.

OUTSTANDING SHARES

As of April 21, 2009, the Company's share capital is as following:

	Basic	Weighted average
Issued and outstanding common shares	49,513,552	49,498,484
Stock options	820,000	802,740
Warrants	5,100,000	5,100,000
Common shares fully diluted	55,433,552	55,401,223